SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE OF DETERMINATION OF THE REDEMPTION PRICE

TO THE HOLDERS OF BRASKEM FINANCE LIMITED

7.250% SENIOR NOTES DUE 2018

CUSIP: 10553YAA3; G1315RAA9 *

ISIN: US10553YAA38; USG1315RAA98

Date: March 26, 2018

NOTICE IS HEREBY GIVEN, by Braskem Finance Limited, a Cayman Islands exempted company, in connection with its redemption of the full aggregate principal amount of the outstanding 7.250% Senior Notes due 2018 under CUSIP Nos. 10553YAA3; G1315RAA9, and ISIN Nos. US10553YAA38; USG1315RAA98 (the “Notes”) on March 29, 2018 (the “Redemption Date”), pursuant to the terms and conditions of the Indenture, dated as of June 5, 2008, as amended and supplemented by the First Supplemental Indenture, dated as of April 16, 2012 and Second Supplemental Indenture, dated as of February 3, 2014  (collectively, the “Indenture”), among the Company, Braskem S.A., The Bank of New York Mellon, as Trustee, Registrar, Transfer Agent and Paying Agent, and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Principal Paying Agent, as informed by the Trustee on March 22, 2018 (the “Notice of Full Redemption to the Holders”).  Capitalized terms used herein and not defined shall have the meaning assigned to such term in the Indenture and the Notes, as applicable.

The Redemption Price for each $1,000 principal amount of 7.250% Notes will be $1,032.07823917.

On the Redemption Date, the Holders of outstanding 7.250% Notes will receive, per each $1,000 principal amount of 7.250% Notes, $1,009.11990582 plus accrued and unpaid interest in amount of $22.95833333 from December 5, 2017 to but not including the Redemption Date.

This notice supplements the Notice of Full Redemption to the Holders.

BRASKEM FINANCE LIMITED

Important Tax Information. Payments made to holders of Notes (“Holders”) may be subject to information reporting and backup withholding of U.S. federal income tax, currently at a rate of 28%. To avoid backup withholding, a U.S. Holder that does not otherwise establish an exemption should complete and return an Internal Revenue Service (“IRS”) Form W-9, certifying that the Holder is a U.S. person, that the taxpayer identification number (“TIN”) provided is correct, and that such U.S. Holder is not subject to backup withholding. A Holder that is not a U.S. person may qualify as exempt from backup withholding by providing an applicable IRS Form W-8, attesting to the Holder’s foreign status. Such forms may be obtained at the IRS website at www.irs.gov. Failure to provide the correct information may subject the Holder to penalties imposed by the IRS.

*No representation is made as to the accuracy of the CUSIP or ISIN numbers either as printed on the Notes or as set forth in this Notice of Redemption and reliance may be placed only on the other identification numbers printed on the Notes. The redemption of the Notes shall not be affected by any defect in or omission of such numbers.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.